Exhibit 4.1

PROPERTY OPTION AGREEMENT

THIS PROPERTY OPTION AGREEMENT (the “Agreement”) is made and entered into as of the 26th day of May, 2012.

BETWEEN:	Knight Resources, a company having an office at
9218 Ellerslie Road SW, Suite 110
Edmonton, AB T6X 0K6

(herein called the “Optionor”)

OF THE FIRST PART

AND:	Rush Exploration Inc., a company having an office at
11215 Jasper Avenue, Suite 505
Edmonton AB T5K 0L5

(herein called the “Optionee”)

OF THE SECOND PART

WHEREAS the Optionor has represented that it has sole beneficial ownership in and to the property described in Schedule “A” attached hereto (the “Property); and

WHEREAS the Optionor, subject to the Net Smelter Royalty reserved to the Optionor, now wishes to grant to the Optionee the exclusive right and option to acquire an undivided 100% right, title and interest in and to the Property on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the premises, the mutual covenants herein set forth and the issuance of Fifty Million Shares of Optionee’s fully paid and non-assessable Common Stock transferred by the Optionee to the Optionor (the receipt of w hi c h is hereby acknowledged), the Parties hereto do hereby mutually covenant and agree as follows:

1.      Definitions

The following words, phrases and expressions shall have the following meanings:

(a) “Expenditures” includes all direct or indirect expenses [net of government incentives and not including payments to the Optionor pursuant to Section 4, paragraphs (a)(ii), (b)(ii), (c)(ii), (d)(ii) a n d (e) (ii) hereof of or incidental to Mining Operations. The certificate of the Controller or other financial officer of the Optionee, together with a statement of Expenditures in reasonable detail shall be prima facie evidence of such Expenditures; the parties hereto agree that property payments and property expenditures are separate payments as outlined in Section 4;

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(b) “Facilities” means all mines and plants, including without limitation, all pits, shafts, adits, haulageways, raises and other underground workings, and all buildings, plants, facilities and other structures, fixtures and improvements, and all other property, whether fixed or moveable, as the same may exist at any time in, or on the Property and relating to the operator of the Property as a mine or outside the Property if for the exclusive benefit of the Property only;

(c) “Force Majeure” means an event beyond the reasonable control of the Optionee that prevents or delays it from conducting the activities contemplated by this Agreement other than the making of payments referred to in Section 4 herein. Such events shall include but not be limited to acts of God, war, insurrection, action of governmental agencies reflecting an instability in government procedures, or delay in permitting unacceptable to both Optionor and Optionee;

(d) “Mineral Products” means the commercial end products derived from operating the Property as a mine:

(e) “Mining Operations” includes:

(i) every kind of work done on or with respect to the Property by or under the direction of the Optionee during the Option Period, as defined below, or pursuant to an approved Work Program; and

(ii) without limiting the generality of the foregoing, including all work capable of receiving assessment credits pursuant to the laws, rules, and regulations of the applicable province and the work of assessment, geophysical, geochemical and geological surveys, studies and mapping, investigating, drilling, designing, examining equipping, improving, surveying, shaft sinking, raising, cross-cutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, ores and metals, in surveying and bringing any mineral claims to lease or patent, in doing all other work usually considered to be prospecting, exploration, development, a feasibility study, mining work, milling concentration, beneficiation or ores and concentrates, as well as the separation and extraction of Mineral Products and all reclamation, restoration and permitting activities;

(f) “Net Smelter Royalty” means that Net Smelter Royalty as defined in Schedule “B” attached hereto (“NSR”);

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(g) “Option” means the option granted by the Optionor to the Optionee to acquire, subject to the NSR reserved to the Optionor, an undivided 100% right, title and interest in and to the Property as more particularly set forth in Section 4;

(h) “Option Period” means the period from the date hereof to the date at which the Optionee has performed its obligations to acquire its 100% interest in the Property as set out in Section 4 hereof which ever shall be the lesser period;

(i) “Property” means the mineral claims described in Schedule “A”;

(j) “Work Program” means a program of work reasonably acceptable to both parties in respect of a particular Property, contained in a written document setting out in reasonable detail:

(k) An outline of the Mining Operations proposed to be undertaken and conducted on the Property, specifically stating the period of time during which the work contemplated by the proposed program is to be done and performed

(ii) The estimated cost of such Mining Operations including a proposed budget providing for estimated monthly cash requirements in advance and giving reasonable details; and

(iii) The identity and credentials of the person or persons undertaking the Mining Operations so proposed if not the Optionor, then a person reasonably acceptable to both parties hereto.

2.      Headings

Any heading, caption or index hereto shall not be used in any way in construing or interpreting any provision hereof

3.      Singular, Plural

Whenever the singular or masculine or neuter is used in this Agreement, the same shall be construed as meaning plural or feminine or body politic or corporate or vice versa, as the context so requires.

4.      Option

The Optionor hereby grants to the Optionee, subject to the Net Smelter Royalty reserved to the Optionor, the sole and exclusive right and option (the “Option”) to earn a I 00% interest in the Property exercisable as follows:

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(a)	On or before May 26, 2013:

(i)	The Optionee shall incur Expenditures of $100,000 CON on the property;

(ii)	The Optionee shall pay $20,000 CON to the Optionor;

(b)	On or before May 26,2014:

(i)	Optionee shall incur Expenditures of $100,000 CON on the Property in addition to the expenditures referred to in clause (a)(i);

(ii)	The Optionee shall pay $20,000 CON to the Optionor;

(c)	On or before May 26,2015:

(i) The Optionee shall incur Expenditures of $200,000 CON on the Property in addition to the expenditures referred to in clauses (a)(i) and (b)(i) hereof; and

(ii)	The Optionee shall pay $40,000 CON to the Optionor;

(d)	On or before May 26, 2016:

(i)	The Optionee shall incur Expenditures of $300,000 CON on the Property in addition to the expenditures referred to in clauses (a)(i), (b)(i) and (c)(i) hereof; and

(ii) The Optionee shall pay $60,000 CON to the Optionor

(e)	On or before May 26, 2017:

(i)	The Optionee shall incur Expenditures of $300,000 CON on the Property in addition to the expenditures referred to in clauses (a)(i), (b)(i),(c)(i) and (d)(i) hereof; and

(ii)	The Optionee shall pay $60,000 CON to the Optionor

Following which the Optionee shall be deemed to have exercised the Option (the “Exercise Date”) and shall be entitled to an undivided 100% right, title and interest in and to the Property with the full right and authority to equip the Property for production and operate the Property as a mine subject to the rights of the Optionor to receive the NSR.

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The Optionor and Optionee understand and confirm that all Expenditures incurred in a particular period, including any excess in the amount of Expenditures required to be incurred to maintain the Option during such period, shall be carried over and included in the aggregate amount of Expenditures for the subsequent period.

Notwithstanding paragraphs (a)(i), (b)(i), (c)(i), (d)(i) and (e)(i) if the Optionee has not incurred the requisite Expenditures to maintain its option in good standing prior to May 2 6, of any given year, the Optionee may pay to the Optionor within 60 days following the expiry of such period, the amount of the deficiency and such amount shall thereupon be deemed to have been Expenditures incurred by the Optionee during such period.

(f)	This Agreement may be amended, supplemented or modified from time to time only by a written document executed in the same manner as this Agreement.

(g)	All figures are Canadian Funds.

(h)	The doing of any act or the incurrence of any cash payments by the Optionee shall not obligate the Optionee to do any further acts or make any further payments.

5.      Transfer of Title

Upon Optionee’s completion of all requirements to earn I 00% interest in the Property, the Optionor will deliver or cause to be delivered, pursuant to the Notice provisions below, a duly executed transfer of Property in favor of the Optionee (the “Optionee Transfer”). The Optionee shall be entitled to record the Optionee Transfer with the appropriate government offices to effect transfer of legal title of the Property into its own name upon the full and complete exercise of the Option by the Optionee. In the event the Optionee Transfer is recorded, the Optionor shall be entitled to record notice of its NSR interest.

6.      Mining Operations During Option Period

During the Option Period, the Optionor m a y provide its mineral exploration expertise on the Property, on a consultation basis for and on behalf of the Optionee at commercially competitive rates. However, the Optionee has the exclusive right to determine what Expenditures and Mining Operations it will perform and when they will be performed. The Optionor shall invoice time for consulting services and related travel expenses from time to time and the prompt payment of such invoices when due shall constitute a portion of Expenditures by the Optionee as contemplated under Section 4 hereof.

During the currency of this Agreement, the Optionee, its servants, agents and workmen and any persons duly authorized by the Optionee, shall have the right of access to and from and to enter upon and take possession of and prospect, explore and develop the Property in such manner as the

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Optionee in its sole discretion may deem advisable and shall have the right to remove and ship therefrom ores, minerals, metals, or other products recovered in any manner therefrom.

7.      Assignment

During the Option Period, both parties shall have the right to sell, transfer, assign, mortgage, pledge its interest in this Agreement or its right or interest in the Property. It will be a condition of any assignment under this Agreement that such assignee shall agree in writing to be bound by the terms of this Agreement applicable to the assignor.

8.      Termination

This Agreement shall forthwith terminate in circumstances where:

(a)	The Optionee shall fail to comply with any of its obligations hereunder, subject to Force Majeure, and within 30 days of receipt by the Optionee of written notice from the Optionor of such default, the Optionee has not:

(i)	cured such default, or commenced proceedings to cure such default and prosecuted same to completion without undue delay; or

(ii)	given the Optionor notice that it denies that such default has occurred.

In the event that the Optionee gives notice that it denies that a default has occurred, the Optionee shall not be deemed to be in default until the matter shall have been determined finally through such means of dispute resolution as such matter has been subjected to by either party; or

(b)	The Optionee gives notice of termination to the Optionor, which it shall be at liberty to do at any time after the execution of this Agreement. If and when the Optionee elects to terminate this Agreement, or terminate one of the projects comprising the Property, at such time the Property or the specific project will be returned to the Optionor.

Upon the termination of this Agreement under this Section 8, the Optionee shall cease to be liable to the Optionor in debt, damages, claim fees or otherwise, other than to pay the claim fees as described in paragraph (b) of this Section 8 and all liabilities referred to in Section 11.

Upon termination of this Agreement under this Section 8, the Optionee shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the Property for a period of six months thereafter for the purpose of removing its chattels, machinery, equipment and fixtures.

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9.      Representations, Warranties and Covenants of the Optionor

The Optionor represents, warrants and covenants to and with the Optionee as follows:

(a)	The Optionor is a company duly organized validly existing and in good standing under the laws of Canada;

(b)	The Optionor has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c)	Neither the execution and delivery of this Agreement, nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which it is a party;

(d)	The execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents;

(e)	The Agreement constitutes a legal, valid and binding obligation of the Optionor;

(f)	The Property is accurately described in Schedule “A” and is in good standing under the laws of the jurisdiction in which it is located and is free and clear of all liens, charges and encumbrances;

(g)	The Optionor is the beneficial owner of the Property and has the exclusive right to enter into this Agreement and all necessary authority to transfer its interest in the Property in accordance with the terms of this Agreement;

(h)	No Person, firm or corporation has any proprietary or possessory interest in the Property other than the Optionor, and no person, firm or corporation is entitled to any royalty or other payment in the nature of rent or royalty on any minerals, ores, metals or concentrates or any other such products removed from the Property other than the government in which it is located pursuant to statute; notwithstanding any Federal or Provincial royalties or net proceeds tax derived from mining operations.

(i)	Upon request by the Optionee, and at the sole cost of the Optionee, the Optionor shall deliver or cause to be delivered to the Optionee copies of all available maps and other documents and data in its possession respecting the Property. Nothing will be withheld, hidden, or kept from the Optionee, whether the data or information is held or not by the Optionor; and

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(j)	Subject to performance by the Optionee of its obligations under Section 4, during the Option Period, the Optionor will keep the Property in good standing, free and clear of all liens, charges and encumbrances, will carry out all Mining Operations on the Property in a miner-like fashion if the Optionee elects to use the mining expertise and consulting services of the Optionor, will obtain all necessary licenses and permits as shall be necessary and will file all applicable work up to the legal limits as assessment work under the laws of the applicable province.

10.      Representations, Warranties and Covenants of the Optionee

The Optionee represent, warrants and covenants to and with the Optionor that:

(a)	The Optionee is a company duly organized validly existing and in good standing under the laws of Canada;

(b)	The Optionee has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c)	Neither the execution and delivery of this Agreement, nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which it is a party;

(d)	The execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents; and

(e)	This Agreement constitutes a legal, valid and binding obligation of the Optionee.

11.      Indemnity and Survival of Representation

The representations and warranties hereinbefore set out are conditions on which the parties have relied upon, and shall survive the acquisition of any interest in the Property by the Optionee and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by them and contained in this Agreement.

The Optionor agrees to indemnify and save harmless the Optionee from any liability to which it may be subject arising from any Mining Operations carried out by the Optionor or at its direction on the Property. The Optionee agrees to indemnify and save harmless the Optionor from any liability to which it may be subject arising from any Mining Operations carried out by the Optionee or at its direction on the Property.

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The Optionor agrees to indemnify and save harmless the Optionee from any liability arising from any and every kind of work done on or with respect to the Property prior to the signing of this Agreement (the “Prior Operations”). Without limiting the generality of the foregoing, Prior Operations includes all work capable of receiving assessment credits pursuant to the applicable province and the work of assessment, geophysical, geochemical and geological surveys, studies and mapping, investigating, drilling, designing, examining equipping, improving, surveying, shaft sinking, raising, cross-cutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, ores and metals, in surveying and bringing any mineral claims to lease or patent, in doing all other work usually considered to be prospecting, exploration, development, a feasibility study, mining work, milling, concentration, beneficiation of ores and concentrates, as well as the separation and extraction of Mineral Products and all reclamation, restoration and permitting activities.

12.      Confidentiality

The parties hereto agree to hold in confidence all information obtained in confidence in respect of the Property or otherwise in connection with this Agreement other than in circumstances where a party has an obligation to disclose such information in accordance with applicable securities legislation, in which case such disclosure shall only be made after consultation with the other party.

13.      Notice

All notices, consents, demands and requests (in this Section 13 called the “Communication”) required or permitted to be given under this Agreement shall be in writing and may be delivered personally sent by telegram, by telex or telecopier or other electronic means or may be forwarded by first class prepaid registered mail to the parties at their addresses first above written. Any Communication delivered personally or sent by telegram, telex or telecopier or other electronic means including email shall be deemed to have been given and received on the second business day next following the date of sending. Any Communication mailed as aforesaid shall be deemed to have been given and received on the fifth business day following the date it is posted, addressed to the parties at their addresses first above written or to such other address or addresses as either party may from time to time specify by notice to the other; provided, however, that if there shall be a mail strike, slowdown or other labor dispute which might affect delivery of the Communication by mail, then the Communication shall be effective only if actually delivered. Notice will be provided to each party should their respective email address change.

14.      Further Assurances

Each of the parties to this Agreement shall from time to time and at all times do all such further acts and execute and deliver all further deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

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15.      Entire Agreement

The parties hereto acknowledge that they have expressed herein the entire understanding and obligation of this Agreement and it is expressly understood and agreed that no implied covenant, condition, term or reservation, shall be read into this Agreement relating to or concerning any matter or operation provided for herein.

16.      Proper Law and Arbitration

This Agreement will be governed by and construed in accordance with the laws of Canada. The parties hereto hereby irrevocably accede to the jurisdiction of the courts of Canada. All disputes arising out of or in connection with this Agreement, or in respect of any defined legal relationship associated therewith or derived therefrom, shall be referred to and finally resolved by a sole arbitrator by arbitration under the laws of Canada.

17.      Enurement

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

18.      Default

Notwithstanding anything in this Agreement to the contrary if any party (a “Defaulting Party”) is in default of any requirement herein set forth the party affected by such default shall give written notice to the Defaulting Party specifying the default and the Defaulting Party shall not lose any rights under this Agreement, unless thirty (30) days after the giving of notice of default by the affected party the Defaulting Party has failed to take reasonable steps to cure the default by the appropriate performance and if the Defaulting Party fails within such period to take reasonable steps to cure any such default, the affected party shall be entitled to seek any remedy it may have on account of such default including, without limiting, termination of this Agreement.

19.      Payment

All references to monies herein shall be in Canadian funds unless otherwise specified. The Optionee shall make payments for the Expenditures incurred by the Optionor no later than 15 days after the receipt of invoices delivered by the Optionee to do any acts or make any payments hereunder, and any act or payment or payments as shall be made hereunder shall not be construed as obligating the Optionee to do any further act or make any further payment or payments.

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20.      Supersedes Previous Agreements

This Agreement supersedes and replaces all previous oral or written agreements, memoranda, correspondence or other communications between the parties hereto relating to the subject matter hereof.

21.      Counterparts.

This Agreement may be signed in counterparts, each of which shall constitute an original and which collectively shall constitute one instrument.

22.      Restricted Securities

Optionor understands that the Shares being received hereunder in consideration of the mutual covenants set forth herein have not been, and will not be, registered under the Securities Act of 1933, by reason of a specific exemption from the registration pursuant to Regulation S. The Optionor understands that the Shares being received from the Optionee are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Optionor must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available including, but not limited to, Rule 144. The Optionor acknowledges that the Company has no obligation to register or qualify

Common Stock received herein.

IN WITNESS WHEREOF the Parties hereto have duly executed this Agreement effective as of the date first above written.

OPTIONOR:

By:	/s/
Its:

OPTIONEE:

By:	/s/
Its:

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SCHEDULE “A”

Property Name:	Mudersbach Property

Beneficial Owner:	Knight Resources

Claim Numbers:

List of unpatented claims located in Sections 5, 6, 31, 32 of TS/6N, R17W G&SR B&M, La Paz County, Arizona

CLAIM NAME	BENEFICIAL OWNER	AMC NUMBER

PL028	Knight Resources	411331
PL030	Knight Resources	411333
PL032	Knight Resources	411335
PL034	Knight Resources	411337
PL036	Knight Resources	411339
PL037	Knight Resources	411340
PL038	Knight Resources	411341
PL039	Knight Resources	411342
PL040	Knight Resources	411343
PL041	Knight Resources	411344
PL042	Knight Resources	411345
PL043	Knight Resources	411346
PL044	Knight Resources	411347
PL045	Knight Resources	411348
PL046	Knight Resources	411349
PL047	Knight Resources	411350
PL048	Knight Resources	411351
PL049	Knight Resources	411352
PL050	Knight Resources	411353
PL051	Knight Resources	411354
PL052	Knight Resources	413312
PL053	Knight Resources	413313
PL054	Knight Resources	413314
PL055	Knight Resources	413315
PL056	Knight Resources	413316
PL057	Knight Resources	413317
PL058	Knight Resources	413318
PL059	Knight Resources	413319
PL060	Knight Resources	413320
PL061	Knight Resources	413321
PL062	Knight Resources	413322
PL063	Knight Resources	413323

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SCHEDULE “B”

“Net Smelter Return” shall mean the aggregate proceeds received by the Optionee from time to time from any smelter or other purchaser from the sale of any ores, concentrates, metals or any other material of commercial value produced by and from the Property after deducting from such proceeds the following charges only to the extent that they are not deducted by the smelter or other purchaser in computing the proceeds:

(a)	The cost of transportation of the ores, concentrates or metals from the Property to such smelter or other purchaser, including related insurance;

(b)	Smelting and refining charges including penalties; and

The Optionee shall reserve and pay to the Optionor a NSR equal to Three Percent (3%) percent of Net Smelter Return.

Payment of NSR payable to the Optionor hereunder shall be made quarterly within thirty (30) days after the end of each calendar quarter during which the Optionee receives Net Smelter Returns in Canadian dollars or in kind bullion at the discretion of the Optionor. Within (60) days after the end of each calendar quarter for which the NSR for such year shall be audited by the Optionee and any adjustments in the payments of NSR to the Optionor shall be made forthwith alter completion of the audit. All payments of NSR to the Optionor for a calendar year shall be deemed final and in full satisfaction of all obligations of the Optionee in respect thereof if such payments or the calculations thereof are not disputed by the Optionor of the same audited statement. The Optionee shall maintain accurate records relevant to the determination of the NSR and the Optionor or its authorized agent, shall be permitted the right to examine such records at all reasonable times.